UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Latour Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marci Wessels, Principal Financial Officer — (212) 219-6069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC
(Name – *if individual, state last, first, middle name*)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Marci Wessels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Latour Trading LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW PIZZO NOTARY PUBLIC ID Number 02PI6333045 Comm. Expires Nov 16, ~~2019~~ 2023 QUALIFIED IN NEW YORK COUNTY STATE OF NEW YORK

STATE of New York
County of New York

Notary Public

Signature

Principal Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LATOUR TRADING LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

LATOUR TRADING LLC

CONTENTS

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Latour Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Latour Trading LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014

EISNERAMPER LLP
New York, New York
February 23, 2021



LATOUR TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	2,827,685
Receivable from clearing broker		135,848,487
Securities owned, at fair value		2,478,741,656
Other assets		6,202,173
Total Assets	$	2,623,620,001
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	2,466,731,366
Payable to clearing broker		56,876,532
Accounts payable and accrued expenses		4,974,855
Due to Tower Research Capital LLC and Affiliates (Note 8)		20,878,432
Total Liabilities		2,549,461,185
Member's equity		74,158,816
Total Liabilities and Member's equity	$	2,623,620,001

See accompanying notes to financial statement.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

---

1. **Nature of business and summary of significant accounting policies**

Nature of Business

Latour Trading LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations consist primarily of trading in, but not limited to, exchange-traded funds ("ETFs"), equities and futures in the United States and Canada. The Company trades for its own account and is a market-maker on the BATS Global Markets, Inc. ("BATS Exchange"), The NASDAQ Stock Market LLC ("NASDAQ"), and NYSE Arca, Inc. ("Arca") exchanges.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, including Arca, which is its designated examining authority ("DEA") as of December 31, 2020.

The Company transacts business solely for its own account and not for the account of any customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the end of each business day. Futures contracts traded on a national securities exchange are valued at the last sales price at December 31, 2020.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions and Futures Transactions

Securities and futures transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Brokerage, Exchange and Clearance Rebates/Fees, Net

Brokerage, exchange and clearance fees, net, comprise the costs of executing and clearing trades and are recorded on a trade date basis. Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within brokerage, exchange and clearance fees in the accompanying Statement of Operations. During 2020, the Company incurred $14,975,972 of exchange fees which are included in brokerage, exchange, and clearance rebates/fees in the Statement of Operations. The Company received $30,318,833 of exchange rebates which are included in brokerage, exchange, and clearance rebates/fees in the Statement of Operations. Rebate receivables are carried at amortized cost, net an allowance for credit losses.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Allowance for Credit Loss

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified rebate receivables and receivable from clearing broker as impacted by the new guidance. There is no impact to opening member's equity upon adoption of ASC 326. The Company has no allowance for credit losses for the rebate receivables and receivable from clearing broker as of and for year ended December 31, 2020.

The credit risk is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

---

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's securities owned, at fair value and securities sold, not yet purchased, at fair value as of December 31, 2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1) Balance as of December 31, 2020
Assets (at fair value)	
Total securities owned	
ETFs	$ 1,025,671,451
Common Stock	1,453,070,205
Total	$ **2,478,741,656**
Liabilities (at fair value)	
Total securities sold, not yet purchased	
ETFs	$ 333,386,087
Common Stock	2,133,345,279
Total	$ **2,466,731,366**

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

2. Fair value measurements (continued)

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash, receivables, other assets, payables, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2020 of financial assets and liabilities, excluding instruments that are carried at fair value on a reoccurring basis. The information is provided on their classification within the fair value hierarchy.

Assets	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash	$ 2,827,685	$ 2,827,685	$ --	$ --	$ 2,827,685
Receivable from clearing broker	135,848,487	--	135,848,487	--	135,848,487
Other assets	6,202,173	--	6,202,173	--	6,202,173
Total	$ 144,878,345	$ 2,827,685	$ 142,050,660	$ --	$ 144,878,345
Liabilities					
Payable to clearing broker	$ 56,876,532	$ --	$ 56,876,532	$ --	$ 56,876,532
Due to Tower Research Capital LLC and Affiliates	20,878,432	--	20,878,432	--	20,878,432
Total	$ 77,754,964	$ --	$ 77,754,964	$ --	$ 77,754,964

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

---

3. Futures contracts

The Company is subject to equity and commodity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities and ETFs, or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

Futures contracts are carried at fair value. Fair value for exchange traded futures is based on quoted market prices in an active market for identical assets (Level 1). Unrealized gains of $1,024,192 and unrealized losses of ($1,207,462) net to ($183,270) and are included in the Receivable from clearing brokers on the Statement of Financial Condition at December 31, 2020. The Company's futures trading activities expose it to certain risks, such as price fluctuations, volatility risk, credit risk, and changes in the liquidity of markets. On the other hand, these activities are often hedges against risks in other financial instruments in which the Company has positions.

At December 31, 2020, the Company held the following futures contracts:

	Long Exposure		Short Exposure	
	Notional amount	**Number of contracts**	**Notional amount**	**Number of contracts**
Equity Index Futures Contracts	$ 278,840,936	1,596	$ 293,720,307	2,532

The Company's gains related to futures trading activities for the year ended December 31, 2020, are $414,508,916. These gains are not representative of the Company's overall results because many of the Company's trading strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. These gains and losses are included in Principal transactions in the Statement of Operations.

During the year ended December 31, 2020, the quarter-end gross notional value of derivative financial contracts held by the Company have fluctuated in the range of $572,561,243 to $3,344,941,697.

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than two thousand, five hundred dollars for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall be not less than one thousand dollars for each such security), with a maximum requirement of one million dollars. Based on the number of markets the Company makes, it is subject to having minimum net capital of $1,000,000. At December 31, 2020, the Company's net capital was $42,812,099, which was $41,812,099 in excess of its minimum requirement of $1,000,000.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

---

5. Off-balance sheet risk

The Company maintains short positions in securities and futures contracts that may increase or decrease in value beyond the amounts reflected in the Statement of Financial Condition. Those increases may be mitigated somewhat by offsetting changes in the values of hedged or hedging positions in other financial instruments.

6. Receivable from and payable to clearing brokers

The amounts receivable and payable from brokers arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms.

Amounts in Receivable from clearing brokers and Payable to clearing broker in the Statement of Financial Condition include cash, net amounts receivable and payable for securities transactions that have not settled, and unrealized appreciation or depreciation from futures. Amounts due to and from brokers have been offset against amounts due to the same broker where the right of offset exists. At December 31, 2020, the amounts reflected in receivable from clearing broker are primarily from one broker. The Company has also agreed to maintain a minimum net liquidating balance of $35,000,000 with one broker. The combined maintenance margin across all clearing brokers at December 31, 2020 is $156,320,850. The Company has no allowance for credit losses for the receivable from clearing broker as of and for the year ended December 31, 2020.

7. Concentrations of credit risk

It is the Company's policy to review, as necessary, the creditworthiness of each counterparty. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearing house, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by a Futures Commission Merchant ("FCM"), the Company is exposed to counterparty risk related to the viability of the FCM. At this time, the Company does not consider itself to be at risk with respect to its cash balances.

8. Related party transactions

The Company has expense sharing agreements with the Parent and an Affiliate. Pursuant to these expense sharing agreements, the Company pays rent for office space and equipment, market data and connectivity fees, office and administrative support services, and other related expenses. In addition, the Company pays a system maintenance fee and a dedicated line fee to the Parent, which is calculated monthly. For the year ended December 31, 2020, the total fees charged by the Parent and an Affiliate were $23,187,934 and $103,323 respectively, which is reflected on the Statement of Operations. As of December 31, 2020, $2,450,100 is due to the Parent and $7,527 due to Affiliate related expenses, which is included in Due to Tower Research Capital LLC and Affiliates amount on the Statement of Financial Condition.

The Company has entered into a contract, with the Parent, which provides for a portion of the Company's profits to be paid as an incentive fee. The annual incentive fee paid to the Parent begins at 17% of profits generated by the Company and increases upon meeting certain profit thresholds. During the year ended December 31, 2020, the Company incurred an incentive fee of $204,183,475, which is reflected in the Statement of Operations. At December 31, 2020, a related prepaid bonus of $3,900,000 was included in other assets and a payable of $18,420,805 was included in Due to Tower Research Capital LLC and Affiliates amount on the Statement of Financial Condition.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

---

9. Employee benefit plan

The Company co-sponsors a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company makes a matching contribution to the Plan at the discretion of the Parent. During the year ended December 31, 2020, there was a $193,488 contribution to the Plan.

10. Commitments, Contingencies, and Guarantees

The Company does not have any material commitments or contingencies that could result in a loss or future obligation.

11. Subsequent events

The Company made $10,000,000 in distributions to its Parent through February 23, 2021